Filed by Sun Healthcare Group, Inc.

pursuant to Rule 425 and Rule 433

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Sun Healthcare Group, Inc.

Commission File Nos.: 1-12040 and 333-150561

Forward-Looking Statements

This communication contains “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties and are subject to change at any time. These forward-looking statements may include, but are not limited to, statements containing words such as “anticipates,” “believe,” “plan,” “estimate,” “expect,” “hope,” “intend,” “may” and similar expressions and include statements related to the anticipated timing and structure of the spin-off transactions, the expected tax treatment of the spin-off transaction, the expected business and growth strategies of each of SHG Services, Inc. and Sabra Health Care REIT, Inc. following the proposed spin-off, the post-transaction board and management of each of such companies, and the expected equity offering, debt financings and use of proceeds thereof. Factors that could cause actual results to differ are identified in the public filings made by Sun with the Securities and Exchange Commission and include our ability to obtain necessary consents and approvals to consummate the proposed spin-off; our ability to consummate the equity and debt financings necessary to repay Sun’s existing indebtedness on terms acceptable to Sun or at all; changes in Medicare and Medicaid reimbursements; our ability to maintain the occupancy rates and payor mix at our healthcare centers; potential liability for losses not covered by, or in excess of, our insurance; the effects of government regulations and investigations; the significant amount of our indebtedness, covenants in our debt agreements that may restrict our activities and our ability to make acquisitions, incur more indebtedness and refinance indebtedness on favorable terms; the impact of the current economic downturn on our business and our ability to collect our receivables; increasing labor costs and the shortage of qualified healthcare personnel; and our ability to receive increases in reimbursement rates from government payors to cover increased costs. More information on factors that could affect our business and financial results are included in our public filings made with the Securities and Exchange Commission, including our Annual Report on Forms 10-K and Quarterly Reports on Form 10-Q, copies of which are available on Sun’s web site, www.sunh.com.

The forward-looking statements involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. We caution investors that any forward-looking statements made by Sun are not guarantees of future performance. We disclaim any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

In connection with the proposed transactions, SHG Services, Inc. has filed with the SEC a Registration Statement on Form S-1 and Sabra Health Care REIT, Inc. has filed with the SEC a Registration Statement on Form S-4, each containing an identical proxy statement/prospectus. The definitive proxy statement/prospectus will be mailed to Sun stockholders. In addition, Sun has filed a shelf registration statement on Form S-3 (including a prospectus) relating to shares of common stock of Sun with the SEC, and such registration statement has been declared effective. This presentation does not constitute an offer to sell or a solicitation of an offer to buy shares of Sun common stock, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. The offering of shares of Sun common stock may be made only by means of a prospectus relating to the proposed offering.

Before making any voting or investment decision, Sun stockholders and investors are urged to read the proxy statement/prospectus, the prospectus in the registration statement on Form S-3, and other documents filed with the SEC carefully and in their entirety when they become available because they will contain important about the proposed transactions. Stockholders will be able to obtain these documents free of charge at the SEC’s web site at www.sec.gov. In addition, investors and stockholders of Sun may obtain free copies of the documents filed with the SEC by contacting Sun’s investor relations department at (505) 468-2341 (TDD users, please call (505) 468-4458) or by sending a written request to Investor Relations, Sun Healthcare Group, Inc. 101 Sun Avenue N.E., Albuquerque, N.M. 87109.

Sun and its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Sun in connection with the transactions described in this release. Information about the directors and executive officers of Sun and their ownership of shares of Sun common stock are set forth in the Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on March 5, 2010 and in the definitive proxy statement relating to Sun’s 2010 Annual Meeting of Stockholders filed with the SEC on April 30, 2010. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the definitive proxy statement/prospectus when it becomes available.

The following is a transcript of a conference call held by Sun Healthcare Group, Inc. on May 25, 2010:

SUN HEALTHCARE GROUP, INC.

May 25, 2010

12:00 pm CT

Operator:	Good day everyone and welcome to the Sun Healthcare Group’s conference call to discuss the transaction announced in last night’s press release. Today’s conference is being recorded.

At this time, I would like to turn the call over to Mr. Michael Newman, General Counsel for opening remarks and introductions, please go ahead, sir.

Michael Newman:	Thank you and welcome. For those of you who have not seen our press release announcing our proposed spinoff transaction a copy may be obtained from our Web site at www.sunh.com and in our report on Form 8-K filed yesterday with the SEC. In addition, in connection with the spin off, two registration statements on Form S-1 and Form S-4 were filed yesterday with the SEC by our subsidiaries SHG Services, Inc and Sabra Health Care REIT, Inc.

I’d like to note that during this conference call certain statements may contain forward-looking information such as forecasts for the financial performance and actions that we expect to take and transactions that we expect to occur in connection with the spin off.

Although we believe that the expectations reflected in any of Sun’s forward-looking statements are reasonable based upon existing trends and information and our judgments as of today, actual results could differ materially from those projected or assumed based upon a number of factors including those factors set forth in our annual report on Form 10-K under the heading risk factors and other filings with the SEC.

Sun’s future financial condition and results of operation as well as any forward-looking statements are subject to inherent known and unknown risks and uncertainties. We do not intend and undertake no obligation to update our forward-looking statements to reflect future events or circumstances. During today’s call references may be made to non-GAAP financial measures. Investors are encouraged to review those non-GAAP financial measures and the reconciliation of those measures to comparable GAAP results in our annual report on Form 10-K and other filings with the SEC.

I will now turn the call over to our Chairman and CEO, Rick Matros.

Rick Matros:	Thanks, Mike. I’ll take everybody through the transaction and the thought process that led up to it. I appreciate everybody calling in for this. I’ve got Bryan Shaul and Bill Mathies and after I’ve finished going over all of my talking points we’ll go to Q&A and please feel free to ask any of the three of us any questions that you may have.

In terms of thought process, the thought process really goes back to sometime in the last year where I really wanted to focus on what we could do to enhance shareholder value. And certainly over the last year or so you know investors routinely asked us about whether we thought – given thought to monetizing the real estate of the company which you know of course we had been thinking about. And that process you know took a number of different forms relative to structure.

But in terms of sort of my view of you know where the sector has been and where it’s going relative to real estate, I think back on the history of the sector, real estate historically has never been a driver of transactions from a valuation perspective in our sector. If you think about you know the time period where we had the most M&A activity ‘95 through 1998 prior to BBA you know the difference in valuations really were a function of how well you executed on your model. Were you a sub acute company? Were you a vanilla nursing home company? And that changed obviously as we entered this decade and initially it changed with firms or funds buying nursing home companies and separating the real estate from the operating companies, initially really as almost a defense mechanism against the plaintiffs bar when litigation was kind of going a bit crazy in our sector.

And then with the real estate boon and the CMBS market investors started focusing on the real estate of nursing homes also in part because cap rates at that particular point in time – talking about the 2005 time period were really getting expensive per ALs and ILs. And so we had the transactions that you know we’re all familiar with HCR and Genesis and some of the others.

But you know that came to an end for reasons that we’re all familiar with. So I sort of view all of that as kind of a perfect storm creating certain opportunities at the time as opposed to a cycle that’s going to repeat going forward. So we really don’t see that coming back. And if I think about the hospital sector where it’s really the complexity of the business model and the execution of that business model that determines valuations, we’re a complex business model as well. And as I said it’s determined valuations in the past and I think that’s going to be the key determining factor in the future. And as every year goes by we become more and more hospital-like so our model just becomes more complex and execution is key to us going forward.

So as I looked at our company you know we – since the restructuring we’ve accumulated 45% of owned assets which have a pretty material value to the company that just isn’t recognized. And I wanted to make it clear that this process and the thought process that went into it really didn’t have anything to do with where the stock price has been you know the last year-and-a-half because that’s really been as much a function of the healthcare reform discussions, uncertainty over Medicaid rates, RUGS IV those kinds of things that have created some uncertainty. And as I believe and always have believed as we work through that you know stock valuation improves. So that wasn’t the driver either.

But even assuming some of the uncertainty goes away over a period of time we still have all of this value that needed to be unlocked. And that kind of led to the decision that we came to.

So Sun Healthcare Group will be separated into two publicly traded companies, the operating company which will continue to use the Sun Healthcare Group name and a REIT which will own substantially Sun’s entire current real estate portfolio and will operate under the name Sabra Health Care REIT. We’ll initially operate 93 properties that will all be leased to the operating company.

The operating company will continue to provide the same services it currently does and operate the same business segments. We’re structuring this as an OpCo spinoff. The S-4 and S-1 have been filed. And a REIT spin or a sale lease-back which people have been asking about really created a material tax liability which is why we’re spinning off the operating company as opposed to spinning off the real estate.

So you know we did consider that. We did consider a sale lease-back. We did look at a TRS structure which given the fact that we own only 45% of our properties didn’t work. But even if it did we think this creates more long-term value for our shareholders going forward because the ability we’re going to have to grow the REIT as an independent business and what we expect that to be with diversification as our intent. So we intend to grow the REIT over the broad based healthcare sectors.

But I also want to make it clear that the key thing for us here is to grow the REIT. So I’m not going to pass by you know a nice acquisition on a nursing home opportunity because I’m focused on diversifying beyond just a nursing home portfolio. So we’re going to be opportunistic with the longer term goal of having a diversified healthcare REIT.

The relationship between the two companies will be that of landlord and tenants aside from the agreements that may govern a transition period after separation. So it’s not anticipated that the operating company and the REIT will have any ongoing relationship regarding development of new properties. Neither company will have an obligation to sell properties to or buy properties from the other.

The separation will be affected through a pro rata distribution to Sun stockholders of the common stock of the operating company. This issuance will constitute a taxable distribution to Sun’s stockholders. The spinoff of the operating company will be a taxable transaction to Sun as well although in neither case we believe the taxable impact to be significant.

We also expect to make a cash distribution to stockholders that should approximate a total of 13 million. The publicly traded REIT that will own substantially all of Sun’s current real estate portfolio will be created by a merger with Sun immediately following the separation. The two companies will have completely separate officers and boards other than two directors who will serve on both boards. In terms of Sun management everything will remain the same other than the CEO position. So Bryan Shaul and the rest of the team will stay. The board of directors will be intact. Bill Mathies who’s been the COO, and has really been my partner in this adventure since I got here in late 2001, will take over as CEO of the company.

In terms of Sabra management, I will move over to Sabra as Chairman and CEO and have hired a CFO, Harold Andrews. Harold is someone who I’ve known for quite a long time as well. Harold was VP of finance for Regency Health Services when I ran Regency. And he and I were equity partners in a head trauma company for a good part of the last 10 years. We sold it off a few years ago. Harold was the CFO there and was in charge of development as well. And we currently still have a holding company as we sold off the operating business and still retain the real estate in that business.

In terms of additional benefits, the operating company will be pursuing the same growth strategies both organically and through acquisition that it always has. There’s nothing to preclude that from happening. Its adjusted leverage will essentially be the same as it is today but it’s actual debt will be materially less and therefore the company will have less financing risk as it pursues acquisitions.

The REIT – while starting as a REIT with the operating company as its sole tenant will be focused, as I said a couple of minutes earlier, on acquisition growth that will lead to its becoming a broad based healthcare real estate investment trust.

Given its size at the time of the spin we anticipate multiple value creation opportunities as it will not require significant acquisition growth to move the needle. Shareholders then will have two value creating entities to benefit from. The company’s board of directors has adopted a shareholder rights plan specifically for the purpose of discouraging anyone from acquiring more than 10% of the outstanding shares of Sun common stock as such an acquisition could prevent the REIT from qualifying for REIT status.

The rights plan will terminate at the time of the spin or shortly thereafter but no later than May 24, 2011. In terms of next events we anticipate doing an equity offering some time in the third quarter to pay down existing debt. We’ve got a lot of flexibility relative to when over the next few months we do the equity offering so we’ll be mindful of market conditions and be prepared to go out at the best opportunity.

At the time of the separation, the two companies expect to incur new indebtedness that will also be used by both companies to pay down existing debt. There are a number of approvals and consents including regulatory approvals and stockholder approval which we need to obtain before we can complete the transaction. We expect the transaction to be completed in the fourth quarter with Sabra electing REIT status, January 1, 2011.

One of the questions that I’ve received since we made the announcement was whether the implementation of RUGS IV which we expect to happen October 1 along with the changes in concurrent therapy and the look back period had any impact on our decision-making process from a timing perspective or otherwise. And the answer is no. It really had nothing to do with anything and that’s reflective of two things. One, the operating company is not affected by this and there are no resources that are being diverted from the operating company to focus on this. Number two, if anything that should signal our comfort level that we feel confident in our ability to manage through and execute well as it pertains to the reimbursement changes coming up in Medicare in the fourth quarter of this year.

And with that, let me turn it over to questions.

Operator:	Ladies and gentlemen, if you would like to ask a question at this time, please press star then 1 on your telephone keypad. Please make sure your mute function is turned off before posing your question. Once again, that is star 1.

And we will take our first question from Frank Morgan with RBC Capital Markets.

Frank Morgan:	Good afternoon. First question, what do you think the pro forma rent will be for the Sun, the OpCo company?

Rick Matros:	It’s about 145 – the existing rent plus the new rent is around 145 million.

Frank Morgan:	OK. And can you talk a little bit about what the terms and how the leases get valued, the terms on those and any other specifics on the lease structures.

And then finally just thoughts on the time period over which you can think you can actually diversify your asset base away from specifically from Sun and then into other healthcare assets? Thanks.

Rick Matros:	Sure. OK. On the first question, the lease is going to be pretty traditional. We wanted to make sure – both companies are going to need each other to be healthy, obviously, so the rent coverage is going to be 1.6 times. And we will have – we may have one master lease or it may be multiple master leases. We’re looking at that right now and see how best we can break it up if it’s possible to break it up to provide those companies some flexibility.

And the escalators are sort of traditional you know CPI or 2 1/ 2%. And if I’m leaving anything out this is also detailed in the S-4 so you’ll be able to see more detail there. So it’s a very traditional lease. There’s no – there’s nothing that sort of keeps the operating company from doing anything that it wants to do. The – there’s no weird resets. You know there’s nothing like that. And so the operating company is going to have a relationship with a whole host of landlords as it currently does.

Today, the company’s lease portfolio consists of about 40% REITs and 60% mom and pop landlords. So obviously that shifts a little bit but, again, there’s a variety of different landlords. And we use very ordinary and customary terms for this lease. So hopefully that will give everybody some comfort level both in terms of OpCo having the kinds of terms it needs and the REIT having the terms it needs as well without having any barriers for either company.

In terms of the growth plan you know it’s hard to tell, Frank. You know we’re making calls and we’re trying to develop a pipeline kind of as we speak. I think you know me historically well enough to know that you know I’m going to go for it and be as opportunistic as possible. And that’s why I wanted to make the point that you know even though we want to diversify across the healthcare sector with ALs, ILs, hospitals, MOBs, life science, that you know first and foremost we want to grow the portfolio. So you know assuming we can find good opportunities we’re going to be relatively indifferent to sort of what sector within healthcare that falls under initially.

Frank Morgan:	OK. Thank you.

Rick Matros:	Yes.

Operator:	Our next question comes from Jerry Doctrow with Stifel Nicolaus.

Jerry Doctrow:	Hi, thanks. Yes, just kind of coming back to sort of the valuation issues, so I think you said rent was 145 million. So what’s sort of the value of the real estate that you’re sort of implying and kind of the yield on the leases you know price (for bad lease yield)?

Rick Matros:	Somewhere between 700 to 800 million.

Jerry Doctrow:	OK. So we’re talking 70 to $80,000 per bed is that kind of the right math? And is it about like a 10% you know yield on the leases? Or is it a little bit higher than that?

Rick Matros:	That’s almost right on Jerry.

Jerry Doctrow:	OK. And then just you know you said essentially the debt structure is going to be the same one both sides. I mean we were trying to sort out you know I think there’s over $100 million of cash. Can you just give me a little bit more color on sort of where the cash goes where the – you know how you see the debt structure looking you know after the spin?

Rick Matros:	Yes, the debt structure on the operating company so new Sun will – the adjusted leverage will be around where it is now which is, I think, slightly over five. The net debt though to EBITDA which currently is about 3.4 times should be about one time so that’s going to be dramatically different.

And I would make the case that today as Sun looks to do acquisitions we have to have finance with about 600 million in net debt OK. And so with new Sun there will be at least be less financing risk as it only has to deal with about 100 million in net debt on the balance sheets. For Sabra we expect the leverage to be about 5 1/2 times debt to EBITDA.

Jerry Doctrow:	Okay. And I guess just on the growth strategy I mean it I guess the way we were thinking about it is you know presumably you know given small cap size, given that you start out of the box with sort of a single tenant structure you know we would assume it would sort of be trading at a discount to other healthcare REITs out there meaning you’ve got a higher cost of capital.

So what makes you think that you can kind of compete effectively you know for other assets? You know certainly some of the higher value stuff like you know senior housing and that sort of thing.

Rick Matros:	Well, obviously, you make a good point but this isn’t a 12-month plan for us. If we grow a little bit more by doing smaller deals that some of the larger REITs may not pay as much attention to because it doesn’t move the needle for them then we’ll do that and we’ll grow. So if it takes us a little bit more time to be able to as competitive as we’d like to be you know then so be it.

I mean every – essentially you know everything I’ve always done is I either walk into distressed situations or startup businesses or whatever. And so you know my view of that is that there’s a better opportunity for value creation. And even if it takes some time to build it given the valuation that we’ll be starting at it’s a great ground floor for everybody to get in on. So that’s really my view of the world.

Now, that said whether people think with our balance sheet at the time of the spin we can be as competitive as the others we’re going to go for it anyway. So you know we’re going to make the effort. We’re not going to avoid you know looking at other things that some of the other REITs are looking at because you know we may have some disadvantage because of the cost of our capital as we get out of the gate.

Jerry Doctrow:	And then just the last question and I’ll jump off. I was curious as to whether you thought about a sale or whether a sale is still possible given that you know other REITs, again, better capitalization, lower cost of capital, you could presumably pay more for these assets than they’ll be valued out the box in the spin.

Rick Matros:	Yes, that was the point I made earlier and I saw the note, obviously, it just doesn’t work. The tax leakage is huge. We’d just be giving away too much of the value of the real estate frankly to the government and not to the shareholders.

Jerry Doctrow:	OK. And once you – once does that scenario – does that math change dramatically once you spin? Or you know once the REIT – sort of a separate REIT and you can do a stock-for-stock acquisition or something like that?

Rick Matros:	Oh you mean if someone wanted to buy us after we spun?

Jerry Doctrow:	Yes.

Rick Matros:	Well, if someone wanted to buy us after the spin- off you know we’ll talk to anybody about any opportunity but I mean structure will be a consideration but in terms of the tax impact, the tax impact if we were to do a sale lease-back today obviously is a lot different than if we did something once the whole spin was completed.

Jerry Doctrow:	OK. All right. Thanks.

Rick Matros:	Yes.

Operator:	And our next question comes from Gary Lieberman with Wells Fargo.

Gary Lieberman:	Thanks, good afternoon. Rick, maybe you could comment a little bit on your decision to go with the REIT as opposed to the operating company. And you know was that a thought or was that kind of a no-brainer for you?

Rick Matros:	You know I don’t want to say that it was a no-brainer because I put my heart and soul into Sun and it’s been just a great adventure and I love it. But I understand too that you know this is a great opportunity for Bill and I know a lot of people haven’t had the opportunity to meet him but you will.

You know he’s the only operator I’ve ever worked with in my entire career that I trust as much as myself. So he’ll do a great job running Sun. And for me I’ve had a long run here and I like doing new things. And you know I’ve taken other businesses out of bankruptcy, I’ve started businesses. I like to do that stuff. I like to be really active. And so the thought of being involved in building an enterprise that is so transaction oriented on a regular basis you know suits me really well and it fits my personality. So you know that part of it is real exciting to me.

If I had even the slightest thought at all about how I would be leaving Sun relative to the good hands that it’s being left in I’d have to give more thought to it but that part of it was a no brainer. And I want to go back to just the other point that Jerry made as well is after the spin is done we’ll talk to anybody about anything. But you know everybody should also understand that we’re coming out with a relatively low valuation with a great value creation opportunity.

So you know we’re going to consider that in terms of anybody that comes to talk to us in terms of people thinking that you know they can potentially acquire us on the cheap.

Gary Lieberman:	So and then maybe just one quick follow up in looking at the pro forma numbers for 2009 or the first quarter from new Sun. Just none of the salary and benefit expense or other operating benefit expense or other operating expense looks like it’s coming over to the REIT. It’s all staying with new Sun. Could you just comment on that?

Rick Matros:	Yes, there’s going to essentially be no change at all because I’m the only one that’s moving over there. So yes everything stays the same on new Sun.

Gary Lieberman:	OK. Great. Thanks a lot.

Rick Matros:	Yes.

Operator:	And our next question comes from Kevin Fischbeck with Bank of America, Merrill Lynch.

(Joanna Goodrich):	Good afternoon, actually this is (Joanna Goodrich) for Kevin. I just have a quick question in terms of the OpCo strategy going forward and you know our thinking was that you know leasing more of your assets would actually hurt the ability to do more renovations or you know grow the rehab recovery suites because you know we were thinking that you would have to get permission or make some concessions that we have some similar situation with Kindred and Ventas. So can you comment on that?

Rick Matros:	Yes, that’s – actually that’s absolutely incorrect. The relationship that Sun has with its various landlords is not the relationship that other operators may have with their landlords. We have been – we already own 55 –lease 55% of our assets and we’re doing Rehab Recovery Suites® and we’re doing renovations across the whole portfolio and that’s not going to change.

Our landlords love it when we do that. In fact, if you’ll recall we specifically talked over the last few quarters about a new program we have with our major landlords where they’re putting additional capital into those centers that we think have even greater upside to do massive renovations and sometimes bed expansions because it’s a way for them to reinvest in their assets because the assets in our sector are, as everybody knows, relatively old.

And essentially, again, how that deal works and we’ve talked about that this before if we identify the asset and what we want to do with it. We have an agreement with the REIT. They fund the project. When the project is done the rent gets kicked up 10%, that’s their return and it’s a win-win for both the REIT and for the operating companies. So that’s not going to change in any way shape or form. It hasn’t been a barrier, it never will be a barrier, OK.

(Joanna Goodrich):	OK. That’s very helpful. Thank you very much. That’s all for me, thank you.

Operator:	Our next question comes from Gary Taylor with Citi.

Rick Matros:	Hey, Gary.

Gary Taylor:	I thought it would be a good time to make a shameless plug for our healthcare conference this week.

Rick Matros:	Which we will be presenting at.

Gary Taylor:	…talk to Rick and Bill and Bryan at our conference about this. But I did have a couple of questions, first, Rick you had mentioned some regulatory approvals and I guess the question is given the structure of this structure does this hit any state regulators as a transfer of ownership or not? Or what sort of regulatory approvals are you – will you be looking for?

Rick Matros:	Yes, it does. The – if we had been able to spin out the real estate, the advantage would have been there wouldn’t been any of that because Sun Healthcare Group wouldn’t be changing. Because we’re spinning out the operating company because of the tax advantages of doing so it does create a change of ownership because the entity is changing.

So it’s going to be no different than what we went through you know when we acquired Peak Medical or Harborside Healthcare you know in some states it’s more rigorous than other states. But still they’re pretty traditional change of ownerships. We think the story is a little bit different for those regulators this time because they’re – even though it’s technically a change of ownership in certain states it’s the same company from their perspective and the same operating team. So the comfort level has already been established.

So you know it’s something that we have to obviously honor and go through but it’s not something that we have concern about. It’s just a process.

Gary Taylor:	There’s no nefarious private equity involvement that the states will get in an uproar for presumably.

Rick Matros:	No, no, none at all. Not that I would ever categorize anything…

Gary Taylor:	I know you wouldn’t. That was just my…

Rick Matros:	So we’re clear.

Gary Taylor:	…editorial. I just want to make sure I understand a little something on D&A. So in ‘09 Sun had 46 million of D&A. It looks like 38 million was depreciation and only 20 of that is coming down so about half the depreciation. So the rest of that is equipment and that will stay at OpCo and OpCo is going to remain the same with these triple net leases?

Rick Matros:	Correct.

Gary Taylor:	That’s all correct?

Rick Matros:	Yes.

Gary Taylor:	And then finally, so your financial covenants now on your debt require you know the free cash flow pay down and the 1Q, what do you anticipate for OpCo with the real unadjusted financial leverage dropping so materially, what sort of changes on major covenants do you anticipate obviously still to be negotiated, but do you still anticipate having that sort of pre pay and total leverage limits?

Rick Matros:	You know we’re really not sure. We’re early in those conversations right now so we’re not far enough down the line to know for sure.

You know we do think that the amount of debt being as small as it is going to give us more flexibility in terms of the kinds of facilities we might want to look at so it may not even be just the typical credit facilities. But we’ve got a ways to go that our primary focus honestly, right, and the shorter term has been on the equity offering.

Gary Taylor:	OK. And then just final question, so the $13 million cash distribution that’s intended to cover the tax consequence of the spin is that the direct point of that?

Rick Matros:	That’s correct. Yes.

Gary Taylor:	OK. That’s all I had. Thank you.

Rick Matros:	Thank you.

Operator:	Our next question comes from Peter Duffy with Penn Capital Management.

Peter Duffy:	Thank you. A follow up on the debt discussion. I guess you’re still early on but do you envision a permanent piece of capital structure, i.e. bonds, and credit facility, term loans, revolver. Or strictly other types of facilities? Can you shed any light on what you kind of had expected there?

Rick Matros:	Yes you know we really – I mean we’re just too far from making a determination at this point in time. The amount of debt that’s going to have to be financed on new Sun, the operating company, is going to be small enough that you’re probably not going to have a combination. In all likelihood you wouldn’t have a combination of say traditional credit facility and a bond.

But that still remains to be seen. And then as it pertains to the REIT, while we may go with a more traditional credit facility that determination has not been made either. We’re working with our bankers in sort of configurations and you know we’ll have those discussions. But you know in both cases we have some flexibility in terms of the kinds of facilities we can look at. And because we’ve got a number of months yet ahead of us before we have to finalize where we’re going to be on those you know we’ve got time to take a look at where you know interest rates are and what the market conditions are at the time we make those determinations.

Peter Duffy:	OK and is it, I mean is it safe to say that you’re talking about – I think you had mentioned adjusted leverage of five times but really one times on a net basis. Is the difference there you know just a big wad of cash on the balance sheet or?

Rick Matros:	Well (you take the) capitalized leases that are the difference and (say it will be) about 40 million in cash on.

Peter Duffy:	OK.

Rick Matros:	On the, on the balance sheet OK? But the rest of its capitalized leases and by the way that adjusted leverage is using an eight times multiple on the leases not a six times.

Peter Duffy:	OK.

Rick Matros:	So it’s a little better obviously to use the six.

Peter Duffy:	OK thank you.

Rick Matros:	Yes.

Operator:	And ladies and gentlemen as a reminder if you would like to ask a question please press star one at this time. We’ll now move to Rob Mains with Morgan Keegan.

Rob Mains:	Yes Rick I just want to clarify a couple things you said first. Rent expense did you say 154 million?

Rick Matros:	One four five.

Rob Mains:	Yes 145 OK and EBITDA coverage at 1.6, is that from the perspective of Sun and all its leases or from the perspective of Sabra and its leases with Sun?

Rick Matros:	It’s more perspective of from Sabra you know.

Rob Mains:	OK.

Rick Matros:	We’ve taken, we took a long at the range of coverage ratios with all the other portfolios as it pertains to their SNF assets.

Rob Mains:	Right OK, and – that ones already asked – can I ask a Sun Healthcare Group question, just because it’s been a little while since the last time you talked about this and if you – I don’t know if this is the right forum for it but you know we’re getting close to June here. Any updates you can give us on Medicaid?

Rick Matros:	Yes we actually don’t have any updates yet. We usually get more clarity in May and we just haven’t had much yet. So I would have thought we would have had more clarity at this point. So I think at this point we still feel comfortable in kind of the flat year over year projections that we assumed in our guidance.

Rob Mains:	OK and obviously there’s nothing new to say about Medicare either. Good enough thanks.

Rick Matros:	Thanks Rob.

Operator:	And we’ll take our next question from A.J. Rice with Susquehanna Financial Group.

A.J. Rice:	Hi everyone.

Rick Matros:	Hey.

A.J. Rice:	Just a couple questions if I could ask them. First of all on the 100, obviously on the documents you’re – you kind of raised 160 million on the equity offering. Do you need to raise that – how much do you need to raise?

Rick Matros:	Well we’d like to raise that and you know I’d just as soon – we’ll see what market conditions are and the like. We’ve got some flexibility there. I’d prefer not to go there right now in terms of you know we actually, actually need to do other than say we have some flexibility. We really view this as a REIT IPO.

A.J. Rice:	Right.

Rick Matros:	In terms of, in terms of approaching this equity offering so you know we want to keep everybody’s.

A.J. Rice:	OK.

Rick Matros:	foot on the gas pedal here.

A.J. Rice:	OK, if you – you’ve got a fourth quarter closing, what is some of the key gating factors that make it either you might slip or you might, or you know that are key things to making that target date?

Rick Matros:	Well it’s really, it’s just a lot of process stuff, we’ve got through these, the change of ownership issues, we’ve got consents with HUD that we’re working on and some of the other mortgages and things like that. So but when we put this time frame together having gone obviously through you know a bunch of acquisition activity in the company we had a pretty good sense of time frame and we try to give ourselves some wiggle room because you know we first put a calendar together that said you know what do we need to do by when to get this thing closed by December 31. And then we said OK now how can we compress it, so what do we need to do get this done by October 31. And that’s the.

A.J. Rice:	OK.

Rick Matros:	And that’s the challenge that we’re working on so we’ve got about 2 months of wiggle room if you will you know assuming some slippage and things. I mean we don’t think you know the equity offerings going to get done sooner than later obviously and the refinancing we don’t think they’re going to be an impediment from a timing perspective.

A.J. Rice:	OK, just want, another point of clarification (post) the spin out when does the REIT qualify for REIT status?

Rick Matros:	January 1. So to the extent.

A.J. Rice:	OK. So that.

Rick Matros:	So to the extent that the deal is done before January 1 for that short period of time Sabra would be a C Corp until January 1 and it would elect REIT status.

A.J. Rice:	OK and if the deal doesn’t sound like there’s much chance of it, but if there were to slip into next year does that, is that cause a problem for hitting, getting the next years status?

Rick Matros:	Well yes it does because you can only elect (status on) January 1 so if you couldn’t.

A.J. Rice:	Right.

Rick Matros:	Get that done you need to be operating as a C Corp for that first year.

A.J. Rice:	Right.

Rick Matros:	Which obviously…

A.J. Rice:	And then I guess, just my last question sort of big picture if you think about the OpCo post deal is there any strategy – maybe this is a question more for Bill but strategic directions, changes in strategy, focus in a different area, in a different way. And then on the REIT side from a big picture standpoint I mean is senior housing the focus of the REIT you know for the foreseeable future? Is it skilled nursing only, is it, does it look at other areas?

Rick Matros:	Well I’ll take the REIT one first then I’ll kick it over to Bill to answer your other question. For the REIT while over the long haul we really do want to be broad based you know we’re just going to be opportunistic in the beginning A.J. so if SNFs or senior housing are the first of the best deals that come our way we can get done and that’s what we’ll do but if you know we find something nice in the MOB space you know early on you know then we’ll do that.

So you know we’re just going to be opportunistic.

A.J. Rice:	OK.

Bill Mathies:	Hey A.J. this is Bill you know from OpCo’s perspective I think we stay the course I mean you know near term we’re going to be focused on navigating through the changes in you know Medicare reimbursement. And therefore we’ll be focused on internal execution and not so much you know growth on the SNF Portfolio side but clearly we’ll continue to look for opportunities in the hospice space.

We still believe that that’s a great opportunity for OpCo obviously from the margin perspective but also from a synergy standpoint with our inpatient business. So I don’t think anything changes and clearly we’ll remain focused on the higher acuity patients you know building out more Rehab Recovery Suites® as we go into 2011. And so for so I think we stay the course and work the plan we’re on.

A.J. Rice:	OK great thanks a lot.

Operator:	And we have no additional questions at this time. I would like to turn the call back over to Mr. Rick Matros for any additional closing remarks.

Rick Matros:	Thanks very much. I appreciate everybody’s time today. Obviously a big transaction for us and one we’re real excited about. We’ll be very accessible you know over the next couple of months. We’ve got it as Gary said we’ve got the Citi Conference this week. Oppenheimer’s bringing some – having their traveling investors deal and we’ll be meeting with those guys the first week of June.

We’ve got the Wells Fargo Conference coming up, we’ll be scheduling a non deal road show and – so as you, as you kind of sift through the S-1, S-4 you know please feel free as always to contact myself or Bryan, you have our contact information, please feel free to contact Bill as well. Bill’s e-mail is bill.mathies@sunh.com and Bill will be accompanying Bryan and I to the conferences and on any marketing trips or non deal road shows that we do. So please feel free to get a hold of us. We’ll be responsive as we always are and look forward to talking to you further as we progress towards getting this deal done.

Thanks so much and have a great day.

Operator:	That does conclude today’s call thank you everyone for your participation.

END